Mail Stop 3561

July 31, 2009

Mr. Daryl K. Gisser, Chief Executive Officer
Gisser Automotive Concepts, Inc.
52 Edison Court
Monsey, New York 10952

      Re: Gisser Automotive Concepts, Inc.
              Item 4.01 Form 8-K
              Filed July 23, 2009
              Item 4.01 Form 8-K/A
              Filed July 29, 2009
              Item 4.01 Form 8-K/A
              Filed July 30, 2009
              File No. 333-145181

Dear Mr. Gisser:

We have completed our review of your Item 4.01 Form 8-K and Item 4.01 Forms 8-K/A and do not, at this time, have any further comments.

                    Sincerely,

                    Heather Clark
                    Staff Accountant